SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 16, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001-70
Board of Trade 53 3 0000581 8

BRASIL TELECOM PARTICIPAÇÕES S.A. ANNOUNCES FILING FORM 20-F WITH THE SEC

Brasil Telecom Participações S.A. (Bovespa: BRTP3 and BRTP4 / NYSE: BRP) filed its Annual Report on Form 20-F for the year ended December 31, 2007 with the Security and Exchange Commission ("SEC"). The 2007 Form 20-F includes audited consolidated financial statements of Brasil Telecom Participações S.A. and its subsidiaries at December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 under Brazilian Corporate Law, including a reconciliation of Brazilian Corporate Law to U.S. GAAP.

The 2007 Form 20-F can be downloaded from the SEC website www.sec.gov and can also be found at Brasil Telecom's website www.brasiltelecom.com.br under "Investor Relations". Brasil Telecom's shareholders and the holders of its American Depositary Shares can request copies of its 2007 Form 20-F, free of charge, by contacting us at the following address: Brasil Telecom, Attention: Investor Relations, SIA Sul – ASP – Lote D – Bloco A – Subsolo, Brasília, DF, Brasil, 71215-000, telephone: +55 61 3415 1140.

COMPANY PROFILE

Brasil Telecom is one of the largest companies in the Latin American telecommunications industry. It provides services in the following areas: fixed line and mobile telephony; data solutions; Internet; video; and data center – a business unit that provides IT and telecommunications infrastructure for other companies.

In Brazil, Brasil Telecom provides telephony services to millions of Brazilians who live in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia, and the Federal District. Headquartered in Brasília (DF), and counting on approximately 17 thousand employees, the Company's client base includes 8 million fixed terminals in service, 4 million mobile connections, 282 thousand public use terminals, and 1.6 million ADSL (broadband) connections.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995

All forward-looking statements made by Brasil Telecom Participações S.A. involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

CONTACT INFORMATION
Flávia Menezes de Oliveira
Investor Relations Manager	Tel: +55 61 3415 1140
Brasil Telecom	Fax: +55 61 3415 1315
SIA Sul – ASP – Lote D – Bloco A – Subsolo	Email: ri@brasiltelecom.com.br
Brasília – DF – Brasil – 71215-000	Website: www.brasiltelecom.com.br/ri

Brasília, Brazil, April 16, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.